Exhibit (a)(1)(i)
CRESTLINE LENDING SOLUTIONS, LLC
c/o Crestline Management, L.P.
201 Main Street, Suite 2100
Fort Worth, Texas 76102

If you do not want to sell your units of limited liability company interests at this time, please disregard this notice.
This is simply a notification of the Company’s repurchase offer.

March 20, 2026

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by Crestline Lending Solutions, LLC (the “Company”). If you are not interested in tendering your units of limited liability company interests (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that, except as described below, all Shares that have been issued after April 1, 2025 will be subject to an “early repurchase deduction” (except in the case of death, divorce or qualified disability of a shareholder), which will reduce your proceeds by 2%. In addition, the sale of Shares may be subject to income and transfer taxes.

The tender offer period will begin on March 20, 2026 and end at 11:59 p.m., Eastern Time, on April 20, 2026. The purpose of the tender offer is to provide liquidity to shareholders of the Company. Shares may be presented to the Company for repurchase only by tendering them during one of the Company’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or e-mail to the Company’s Transfer Agent, State Street Bank and Trust Company, Attention: Transfer Agent Crestline BDC, using one of the below options as instructed in the Letter of Transmittal:

Mail / Overnight Mail:	JAB/3 1776 Heritage Drive, North Quincy, Massachusetts 02171
E-mail:	CrestlineTA_INQ@statestreet.com and clsf-ir@crestlineinc.com

All shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Company’s Transfer Agent by 11:59 p.m., Eastern Time, on April 20, 2026.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call (817) 769-1611.

Sincerely,

Crestline Lending Solutions, LLC